Exhibit 99.1


ARACRUZ CELULOSE S.A.
Consolidated Financial Information
as of June 30, 2005 and 2004 and Report of Independent Registered Public Accounting Firm

Exhibit 991.

Aracruz Celulose S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Directors and Stockholders
Aracruz Celulose S.A.


1. We have reviewed the accompanying consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries (the "Company") as of June 30, 2005 and the related consolidated statement of income for the three-month and six-month periods then ended, and of changes in stockholders' equity and cash flows for six-month period then ended, all expressed in United States dollars. These interim financial statements are the responsibility of the Company's management.

2. We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.





       Rio de Janeiro, Brazil,
       July 8, 2005

ARACRUZ CELULOSE S.A.

CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES)
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                             JUNE 30,         DECEMBER 31,
ASSETS                                                                                           2005                 2004
                                                                                    ------------------  -------------------
                                                                                          (UNAUDITED)
CURRENT ASSETS
    Cash and cash equivalents                                                                  72,279               36,474
    Short - term investments                                                                  515,268              412,110
    Accounts receivable                                                                       207,858              208,336
    Inventories, net                                                                          153,811              126,220
    Deferred income tax, net                                                                   12,926                9,853
    Recoverable income and other taxes                                                         62,205               36,984
    Other current assets                                                                        7,397                3,136
                                                                                    ------------------  -------------------

                                                                                            1,031,744              833,113
                                                                                    ------------------  -------------------

PROPERTY, PLANT AND EQUIPMENT, NET                                                          2,082,381            2,133,896

INVESTMENT IN AFFILIATED COMPANY                                                              268,164              273,890
GOODWILL                                                                                      207,050              207,050

OTHER ASSETS
     Long-term Investments                                                                      1,808                1,601
    Advances to suppliers                                                                      58,370               50,685
    Deposits for tax assessments                                                               19,753               17,369
     Recoverable income and other taxes                                                         2,381                6,675
    Other                                                                                       4,984                5,379
                                                                                    ------------------  -------------------

                                                                                               87,296               81,709
                                                                                    ------------------  -------------------

TOTAL ASSETS                                                                                3,676,635            3,529,658
                                                                                    ==================  ===================


                                       2

ARACRUZ CELULOSE S.A.

CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                           JUNE 30,        DECEMBER 31,
LIABILITIES AND STOCKHOLDERS' EQUITY                                                           2005                2004
                                                                                 -------------------- -------------------
                                                                                        (UNAUDITED)
CURRENT LIABILITIES
    Suppliers                                                                                46,452              52,869
    Payroll and related charges                                                              14,939              15,486
    Income and other taxes                                                                   54,215              42,123
    Current portion of long-term debt
       Related party                                                                         58,014              51,567
       Other                                                                                166,477              89,706
    Short-term debt - export financing and other                                             52,362               3,767
    Accrued finance charges                                                                   8,633               7,894
     Interest on stockholders' equity payable                                                11,783              10,433
    Other accruals                                                                           13,528                 961
                                                                                 -------------------- -------------------

                                                                                            426,403             274,806
                                                                                 -------------------- -------------------
LONG-TERM LIABILITIES
    Long-term debt
       Related party                                                                        171,328             178,588
       Other                                                                                964,957           1,044,140
     Deferred income tax, net                                                                41,586              50,645
    Tax assessments and litigation contingencies (Note 7)                                   215,331             130,846
     Suppliers                                                                               11,668              14,118
    Other                                                                                    23,533              21,928
                                                                                 -------------------- -------------------

                                                                                          1,428,403           1,440,265
                                                                                 -------------------- -------------------

MINORITY INTEREST                                                                               324                 300
                                                                                 -------------------- -------------------

STOCKHOLDERS' EQUITY
    Share capital - no-par-value shares authorized, issued and outstanding
     Preferred stock
        Class A - 2005 and 2004 - 38,022,178 shares                                          31,105              31,105
        Class B - 2005 and 2004 - 539,141,243 shares                                        583,391             583,391
     Common stock - 2005 and 2004 - 455,390,699 shares                                      297,265             297,265
     Treasury stock
        Class B preferred stock - 2005 and 2004 - 1,378,000 shares and
        Common stock  - 483,114 shares                                                       (2,288  )           (2,288  )
                                                                                 -------------------- -------------------

    Total share capital                                                                     909,473             909,473

Appropriated retained earnings                                                              699,656             619,527
Unappropriated retained earnings                                                            212,376             285,287
                                                                                 -------------------- -------------------

                                                                                          1,821,505           1,814,287
                                                                                 -------------------- -------------------

TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY                                                 3,676,635           3,529,658
                                                                                 ==================== ===================

The accompanying notes are an integral part of these consolidated financial statements.

ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT
NUMBER OF SHARES AND PER-SHARE AMOUNTS)
(UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                     THREE-MONTH PERIOD              SIX-MONTH PERIOD
                                                                          ENDED JUNE 30              ENDED JUNE 30
                                                          -----------------------------  -----------------------------
                                                                   2005            2004            2005          2004
                                                          --------------- ---------------   ------------- ------------
OPERATING REVENUES
    Sales of eucalyptus pulp
       Domestic                                                  14,537           15,392         27,833         27,789
       Export                                                   357,914          314,632        684,434        584,817
                                                          --------------- ---------------   ------------- -------------

                                                                372,451          330,024        712,267        612,606
    Sales taxes and other deductions                             47,442           38,786         90,439         66,155
                                                          --------------- ---------------   ------------- -------------

Net operating revenues                                          325,009          291,238        621,828        546,451
Related party
                                                          --------------- ---------------   ------------- -------------

OPERATING COSTS AND EXPENSES
    Cost of sales                                               178,505          168,625        346,917        325,460
    Selling                                                      15,429           12,721         30,227         24,424
    Administrative                                                6,981            8,364         13,936         15,631
    Other, net                                                   11,008            6,970         16,343         10,178
                                                          --------------- ---------------   ------------- -------------

                                                                211,923          196,680        407,423        375,693
                                                          --------------- ---------------   ------------- -------------

OPERATING INCOME                                                113,086           94,558        214,405        170,758
                                                          --------------- ---------------   ------------- -------------

NON-OPERATING (INCOME) EXPENSES
    Equity in results of affiliated company                      30,237           (1,995 )       31,226            (77 )
    Financial income                                            (46,052  )        (7,007 )      (69,165  )     (17,678 )
    Financial expenses                                           44,545           29,045         74,477         57,343
    (Gain) loss on currency remeasurement, net                  (19,875  )        (8,216 )      (18,433  )      (8,480 )
    Other, net                                                    (112)              (25 )         (151  )         (10 )
                                                          --------------- ---------------   ------------- -------------

                                                                  8,743           11,802         17,954         31,098
                                                          --------------- ---------------   ------------- -------------

INCOME BEFORE INCOME TAXES                                      104,343           82,756        196,451        139,660

INCOME TAX EXPENSE (BENEFIT)
    Current                                                      53,208           (2,536 )       81,865          5,061
    Deferred                                                     (5,219  )        (3,005 )      (12,125  )        (882 )
                                                          --------------- ---------------   ------------- -------------

                                                                 47,989           (5,541 )       69,740          4,179
                                                          --------------- ---------------   ------------- -------------

NET INCOME                                                       56,354           88,297        126,711        135,481
                                                          =============== ===============   ============= =============

                                       4

ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT
NUMBER OF SHARES AND PER-SHARE AMOUNTS)
(UNAUDITED)                                                                                                             (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                 THREE-MONTH PERIOD                     SIX-MONTH PERIOD
                                                                      ENDED JUNE 30                        ENDED JUNE 30
                                                      -------------------------------   ----------------------------------
                                                               2005            2004               2005              2004
                                                      --------------- ---------------   ----------------  ----------------
BASIC AND DILUTED EARNINGS PER SHARE
    Class A preferred stock                                   0.057           0.089              0.128              0.137
    Class B preferred stock                                   0.057           0.089              0.128              0.137
    Common stock                                              0.052           0.081              0.116              0.126

WEIGHTED-AVERAGE NUMBER OF SHARES
    OUTSTANDING (THOUSANDS)
    Class A preferred stock                                  38,022          38,069             38,022             38,103
    Class B preferred stock                                 537,763         537,716            537,763            537,682
    Common stock                                            454,908         454,908            454,908            454,908

The accompanying notes are an integral part of these consolidated financial statements.

ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                     SIX-MONTH PERIOD
                                                                                                        ENDED JUNE 30
                                                                                     ----------------------------------

                                                                                              2005               2004
                                                                                     ---------------    ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                                 126,711            135,481
Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation and depletion                                                           102,998            102,173
      Equity results of affiliated company                                                  31,226                (77  )
      Deferred income tax                                                                  (12,125  )            (882  )
      (Gain) loss on currency remeasurement                                                (18,433  )          (8,480  )
      Loss (gain) on sale of equipment                                                         354                232
   Decrease (increase) in operating assets
      Accounts receivable, net                                                              (6,894  )          43,040
      Inventories, net                                                                     (27,591  )         (19,043  )
      Interest on short-term investments                                                   (42,300  )         (13,195  )
      Recoverable income taxes                                                             (15,589  )          (5,315  )
      Other                                                                                 (3,874  )          (2,661  )
  Increase (decrease) in operating liabilities
      Suppliers                                                                             (9,156  )         (37,470  )
      Payroll and related charges                                                             (834  )          (5,435  )
      Tax assessment and litigation contingencies                                           73,127             (4,388  )
      Accrued finance charges                                                                  729              1,003
      Other                                                                                 12,151              3,871
                                                                                     ---------------    ---------------

Net cash provided by operating activities                                                  210,500            188,854
                                                                                     ---------------    ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
Short - term investments                                                                    (2,770  )         (29,776  )
Proceeds from sale of equipment                                                                 81                585
Investments in affiliate                                                                   (25,500  )         (45,000  )
Additions to property, plant and equipment                                                 (51,800  )         (38,348  )
                                                                                     ---------------    ---------------

Net cash used in investing activities                                                      (79,989  )        (112,539  )
                                                                                     ---------------    ---------------

The accompanying notes are an integral part of these consolidated financial statements.

                                       6

ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNAUDITED)                                                                                                             (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                     SIX-MONTH PERIOD
                                                                                                        ENDED JUNE 30
                                                                                     ----------------------------------

                                                                                              2005               2004
                                                                                     ---------------    ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net                                                                        55,673           (114,934  )
Long-term debt
   New Borrowings
      Other                                                                                 25,000            307,488
   Repayments
      Related parties                                                                      (26,518  )         (31,428  )
      Other                                                                                (31,174  )        (124,467  )
Dividends and interests on stockholders' equity paid                                      (121,411  )        (115,892  )
                                                                                     ---------------    ---------------

Net cash used in financing activities                                                      (98,430  )         (79,233  )
                                                                                     ---------------    ---------------

Effect of exchange rate changes on cash and cash equivalents                                 3,724              3,760
                                                                                     ---------------    ---------------

INCREASE IN CASH AND CASH EQUIVALENTS                                                       35,805                842

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD                                          36,474             66,284
                                                                                     ---------------    ---------------

CASH AND CASH EQUIVALENTS, END OF THE PERIOD                                                72,279             67,126
                                                                                     ===============    ===============

SUPPLEMENTARY CASH FLOW INFORMATION
    Interest paid                                                                            30,203             39,639
                                                                                     ===============    ===============

    Income taxes paid                                                                        39,059             12,504
                                                                                     ===============    ===============

The accompanying notes are an integral part of these consolidated financial statements.

ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES)
(UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                    SIX-MONTH PERIOD                   SIX-MONTH PERIOD
                                                                 ENDED JUNE 30, 2005                ENDED JUNE 30, 2004
                                               --------------------------------------   ---------------------------------

                                                         SHARES                 US$              SHARES             US$
                                               ------------------  ------------------   ----------------- ---------------
SHARE CAPITAL
  Preferred stock - Class A
  Balance, January 1                                 38,022,178              31,105           38,137,170          31,199
  Conversion to Class B stock                                                                   (113,142 )           (93 )
                                               ------------------  ------------------   ----------------- ---------------

  Balance, June 30                                   38,022,178              31,105           38,024,028          31,106
                                               ------------------  ------------------   ----------------- ---------------

  Preferred stock  - Class B
  Balance, January 1                                539,141,243             583,391          539,026,251         583,297
  Conversion to Class A stock                                                                    113,142              93
                                               ------------------  ------------------   ----------------- ---------------

  Balance, June 30                                  539,141,243             583,391          539,139,393         583,390
                                               ------------------  ------------------   ----------------- ---------------

  Common stock
  Balance, January 1 and June 30                    455,390,699             297,265          455,390,699         297,265
                                               ------------------  ------------------   ----------------- ---------------

  Treasury stock
  Balance, January 1 and June 30                     (1,861,114  )            (2,288 )        (1,861,114 )        (2,288 )
                                               ------------------  ------------------   ----------------- ---------------

  Balance carried forward                         1,030,693,006             909,473        1,030,693,006         909,473
                                               ------------------  ------------------   ----------------- ---------------

The accompanying notes are an integral part of these consolidated financial statements.

                                       8

ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (EXPRESSED IN
THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES )
(UNAUDITED)                                                                                                             (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------


                                                                SIX-MONTH PERIOD                        SIX-MONTH PERIOD
                                                             ENDED JUNE 30, 2005                     ENDED JUNE 30, 2004
                                              -----------------------------------    -------------------------------------

                                                         SHARES              US$               SHARES                US$
                                              ------------------  ---------------    ------------------  -----------------

BALANCE BROUGHT FORWARD                           1,030,693,006          909,473         1,030,693,006            909,473
                                              ------------------  ---------------    ------------------  -----------------

APPROPRIATED RETAINED EARNINGS
  Investments reserve
    Balance, January 1                                                    482,013                                 240,509
    Transfer to unappropriated
       retained earnings                                                   62,343                                 (16,896 )
                                                                  ---------------                        -----------------

    Balance, June 30                                                      544,356                                 223,613
                                                                  ---------------                        -----------------

  Fiscal-incentive reserve
    Balance, January 1                                                     53,819                                  34,934
      Transfer to unappropriated
         retained earnings                                                  6,961                                     982
                                                                  ---------------                        -----------------

    Balance, June 30                                                       60,780                                  35,916
                                                                  ---------------                        -----------------

  Legal reserve
    Balance, January 1                                                     83,695                                  58,803
    Transfer to unappropriated
       retained earnings                                                   10,825                                  (4,131 )
                                                                  ---------------                        -----------------

    Balance, June 30                                                       94,520                                  54,672
                                                                  ---------------                        -----------------

  Total balance, June 30                                                  699,656                                 314,201
                                                                  ---------------                        -----------------

UNAPPROPRIATED RETAINED EARNINGS
  Balance, January 1                                                      285,287                                 557,242
  Net income                                                              126,711                                 135,481
  Dividends distribuition                                                (119,493)                               (122,720 )
  Transfer from (to) appropriated
     retained earnings                                                    (80,129)                                 20,045
                                                                  ---------------                        -----------------

  Balance, June 30                                                        212,376                                 590,048
                                                                  ---------------                        -----------------

TOTAL STOCKHOLDERS' EQUITY                        1,030,693,006        1,821,505         1,030,693,006          1,813,722
                                              ==================  ===============    ==================  =================

The accompanying notes are an integral part of these consolidated financial statements.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) The unaudited consolidated financial statements of Aracruz Celulose S.A. (the "Company") for the six-month period ended June 30, 2005 and 2004 are based upon accounting policies and methods consistent with those used and described in the Company's annual report. In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the first six months of the year may not necessarily be indicative of the results to be expected for the entire year.

      The consolidated interim financial statements do not include all the disclosures required by US GAAP and therefore should be read in conjunction with the most recent annual financial statements.

      The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the statutory financial statements prepared in accordance with accounting practices adopted in Brazil.

      In preparing the consolidated financial statements, the use of estimates is required to account for certain assets, liabilities and other transactions. The Company's consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, carrying values of goodwill, provisions necessary for losses on accounts receivable and for contingent liabilities, employee post-retirement benefits and other similar evaluations. Actual results may vary from estimates.

b) The Company has reported its financial statements in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated. The U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards N(0) 52 - "Foreign Currency Translation" ("SFAS 52"). The U.S. Dollar is used as the Company's functional currency as this has been, and remains, in the opinion of the Company's Board of Directors and Management, the currency in which it principally operates as well as being the Company's primary unit of economic measure. Translation gains and losses are recognized in the income statement, rather than in shareholders' equity; and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate rather than at the end of period exchange rate.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

2     INCOME TAXES

      Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The deferred tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period include taxes to be paid currently. The statutory enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for both 2005 and 2004.

      The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

                                                                  Three-month period    Six-month period
                                                                       ended June 30    ended June 30
                                                             ------------------------   -----------------------
                                                                         (Unaudited)               (Unaudited)
                                                                   2005         2004          2005        2004
                                                             -----------  -----------   ----------- -----------

Income before income taxes                                      104,343       82,756       196,451     139,660

Federal income tax and social
  contribution at statutory rates                                35,477       28,137        66,793      47,484
Adjustments to derive effective tax rate:
  Effects of differences in remeasurement from
    reais to U.S. dollars, using  historical exchange
    rates and indexing for tax purposes:
    Depreciation on difference in asset basis                     2,125        9,841         7,285      12,920
    Translation effect for the period                            49,376      (25,770 )      47,534     (27,094 )
    Fiscal incentive - income tax  (*)                                         1,168                      (981 )
    Results in subsidiaries with different tax rates            (17,835 )    (19,925 )     (31,140 )   (29,444 )
    Interest on stockholdes' equity                             (21,973 )                  (21,973 )
    Other                                                           819        1,008         1,241       1,294
                                                             -----------  -----------   ----------- -----------

Income tax expense in the consolidated
     statements of income                                        47,989       (5,541 )      69,740       4,179
                                                             ===========  ===========   =========== ===========

(*) See note 8.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

The major components of the deferred tax accounts in the balance sheet are as follows:

                                                                               JUNE 30,           DECEMBER 31,
                                                                                   2005                   2004
                                                                    --------------------    -------------------
                                                                            (Unaudited)
Assets (liabilities)
     Tax loss carryforwards
       Operations in Brazil                                                      18,951
     Deductible temporary differences                                            34,870                 29,835
      Other capitalized investments                                             (95,407 )              (80,480 )
     Unrealized profits on intercompany transactions                             12,926                  9,853
                                                                    --------------------    -------------------

                                                                                (28,660 )              (40,792 )

     Current assets                                                              12,926                  9,853
                                                                    --------------------    -------------------
     Long-term liabilities                                                      (41,586 )              (50,645 )
                                                                    ====================    ===================

Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

                                       12

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

3    ACCOUNTS RECEIVABLE, NET


                                                                                 JUNE 30,         DECEMBER 31,
                                                                                     2005                 2004
                                                                      --------------------  -------------------
                                                                              (Unaudited)
Customers - pulp sales
     Domestic                                                                       6,249                9,829
     Export                                                                       184,451              185,505
Advances to suppliers                                                               3,955                  786
Other                                                                              17,149               16,078
                                                                      --------------------  -------------------

                                                                                  211,804              212,198
Allowance for doubtful accounts                                                    (3,946 )             (3,862 )
                                                                      --------------------  -------------------

Total, net                                                                        207,858              208,336
                                                                      ====================  ===================


At June 30, 2005, two customers accounted for 58% of total customer receivables
(45.8% at December 31, 2004) and no others accounted for more than 10%.


4        INVENTORIES, NET

                                                                                  JUNE 30,         DECEMBER 31,
                                                                        -------------------   ------------------
                                                                                      2005                 2004
                                                                        -------------------   ------------------
                                                                               (Unaudited)

Finished products                                                                   96,269               70,128
Raw materials                                                                       18,447               17,948
Spare parts and maintenance supplies, less allowance
       for loss of US$ 562 for 2005 and 2004                                        39,095               38,144
                                                                        -------------------   ------------------

                                                                                   153,811              126,220
                                                                        ===================   ==================

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

5  LOANS AND FINANCING

(a) SHORT-TERM DEBT - EXPORT FINANCING AND OTHER

At June 30, 2005, the balance of short-term debt was consisted principally by export financing (ACC/ACE) in the amount of US$ 52,362 (US$ 3,767 as of December 31, 2004) with interest rates ranging from 3.30% to 3.70%.


(b)   LONG-TERM DEBT

                                                                                      JUNE 30,         DECEMBER 31,
                                                                                          2005                 2004
                                                                              -----------------  -------------------
                                                                                   (Unaudited)
Denominated in Brazilian currency - BNDES term loans with varying interest rates; principally the "Long-term Interest Rate" (TJLP) plus 7.8% to 9.3%
     (2004 - 7.8% to 9,3%), due 2005 to 2009                                           195,435              191,636
                                                                              -----------------  -------------------

Denominated in foreign currencies
     BNDES Term loans - 9.91% (2004 - 10,41%),
        due 2005 to 2009                                                                33,907               38,519
       International Finance Corporation (IFC) - 6.37% due 2007
        due 2007  to 2014                                                               50,000               25,000
     Securitization of export receivables - 5.98% to 7.05%
          ( 2004 - 5.98% to 7.05%) due 2005 to 2012                                    758,480              783,500
     Import financing - 2.89% to 7.08% (2004 - 2,06%
        to 7.08%), due 2005 to 2007                                                      7,954               10,346
     Pre-export financing - 3.49% to 5.69% (2004 -
        2.42% to 4.80%) due 2005 to 2010                                               315,000              315,000
                                                                              -----------------  -------------------

                                                                                     1,165,341            1,172,365
                                                                              -----------------  -------------------

Total                                                                                1,360,776            1,364,001
Less current maturities                                                               (224,491 )           (141,273 )
                                                                              -----------------  -------------------

                                                                                     1,136,285            1,222,728
                                                                              =================  ===================

The long-term portion of the Company's debt at June 30, 2005 becomes due in the following years:

2006                                                                                                        129,918
2007                                                                                                        344,815
2008                                                                                                        274,305
2009                                                                                                        143,348
2010 and thereafter                                                                                         243,899
                                                                                                 -------------------

Total                                                                                                     1,136,285
                                                                                                 ===================

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

6     STOCKHOLDERS' EQUITY

      Stockholders' equity included in the financial information presented herein differs from that included in the Company's statutory accounting records as a result of differences between the variations in the US dollar exchange rate and in the indexes mandated, in previous years, for indexation of the statutory financial statements, and of adjustments made to reflect the requirements of US GAAP. Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company's statutory accounting records.

      At June 30, 2005, the statutory reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of US$ 775 million.

      BASIC AND DILUTED EARNINGS PER SHARE

      Basic and diluted earnings per share ("EPS") as of June 30, 2005 and 2004 as presented in the Company's statement of income have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed below:

      Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Preferred stock does not have voting rights but has priority in the return of capital in the event the Company is liquidated and has the right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock. Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

      Additionally, in order to comply with Law 9457/97, the Company's By-laws were changed to grant Class B preferred stock the right to receive an annual dividend in an amount that is 10% higher than dividends paid to common stockholders (the "Dividend Allocation").

      Earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock, while maintaining the Dividend Allocation between Class B preferred stock and common stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Allocation between Class A and Class B preferred stock and common stock. In the event that Class A preferred stock is not paid dividends for three consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

      The following presents the earnings per share calculations:

                                                                                             SIX-MONTH PERIOD
                                                                                                ENDED JUNE 30
                                                                            ----------------------------------
                                                                                                  (Unaudited)
                                                                                      2005               2004
                                                                            ---------------  -----------------

Net income                                                                         126,711            135,481

Less priority Class A preferred stock dividends                                       (873 )             (662 )

Less  Class B preferred stock and common stock dividends up to a limit equivalent to the Class A preferred stock dividends on a per-share
      basis while maintaining the Dividend Ratio                                   (21,842 )          (16,527 )
                                                                            ---------------  -----------------
Remaining net income to be equally allocated to
     Class A and Class B preferred stock and
     common stock while maintaining the Dividend Ratio                            (103,996 )         (118,292 )
                                                                            ===============  =================

Weighted average number of shares
     outstanding (thousands)
        Class A preferred                                                           38,022             38,103
        Class B preferred                                                          537,763            537,682
        Common                                                                     454,908            454,908

Basic and diluted earnings per share
       Class A preferred                                                             0.128              0.137
       Class B preferred                                                             0.128              0.137
       Common                                                                        0.116              0.126

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

7     CONTINGENCIES AND COMMITMENTS

(a)   CONTINGENCIES

(i)   LABOR PROCEEDINGS

      At June 30, 2005, the Company had a total provision recorded of US$ 15.0 million (December 31, 2004 US$ 12.3 million ) based on the Court's computation framework and existing labor jurisprudence and a corresponding deposit in an escrow account of US$ 7.2 million (December 31, 2004 US$ 5.6 million).


(ii)  SOCIAL CHARGES PROCEEDINGS

      In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating to the value of housing allowances paid to certain employees over a period of several years. At June 30, 2005, the Company is contesting this notification and has placed approximately US$ 6.8 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, Company's management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been recognized.


(iii) PIS AND COFINS CONTRIBUTIONS

      The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At June 30, 2005, the provision for contingencies included US$ 60.4 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

      After analyzing certain legal decisions on similar legal actions of other companies and their implications for Aracruz's case, the Company decided to cancel part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special program of tax collection called PAES, enacted by the law 10.684/2003. As of June 30, 2005 the remaining balance amounted to US$ 23,928 (US$ 21,572 as of December, 2004) and is recorded in other current and long-term liabilities.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

(iv)  VALUE-ADDED TAX CREDIT

      In 2002, the Company took action in court against the government of the State of Espirito Santo to confirm the legal right to use its accumulated ICMS credits arising from fixed assets, raw material and other goods acquired for utilization in the process of pulp production. As of June 30, 2005, the balance recorded as a tax asset was US$ 163 million (US$ 128 million as of December 31, 2004), of which the amount of US$ 155 million had a provision for loss (US$ 125 million as of December 31, 2004).

(vi)  SOCIAL CONTRIBUTION ON PROFITS GENERATED BY EXPORT SALES

      On September 10, 2003, the Company obtained a preliminary Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 71.1 million as of June 30, 2005 (US$ 54.7 million to December 2004).

(vii) ENVIRONMENTAL REGULATIONS

      The Company's forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company's management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

(viii) INCOME TAX - DEDUCTIBILITY OF SOCIAL CONTRIBUTION ON THE NET PROFIT

      On June 29, 2005, the company received a tax assessment notice relating to the deductibility of the social contribution in the calculation basis of income tax for 2000 and 2001. The existing provision was increased by US$
      1.5 million, resulting in a final provision of US$ 16.2 million.

      The Company is taking action in court in relation to this matter, however, the requirement to pay the tax has not yet been suspended. Based on the opinion of its legal advisors, the Company is considering the possibility of paying the amounts in discussion and maintaining the judicial action.

(ix)  INCOME TAX AND SOCIAL CONTRIBUTION - OFFSETTING OF TAX LOSSES

      On June 29, 2005, the Company received a tax assessment notice relating to the offsetting of tax losses for 2000 and 2001. The Company also received a tax assessment notice relating to 2000 year regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

      The company has obtained a judicial decision suspending the limitation on the use of tax losses to settle tax payables. In order to reflect the impact of a possible loss, the Company recognized a provision for the Selic interest in the amount of US$ 6.4 million.

      In relation to the part of the notice of tax assessment that refers to the tax losses generated during BEFIEX's benefit time, the legal advisors of the company believe that there is a good possibility of success. However, the company has made a provision of the amounts related to the fine and interest, of US$ 13.2 million. In addition, the company provided for a corresponding tax credit over the principal for the amount of US$ 8.1 million.


(xi)  OTHER

      The Company has, based on an analysis of the disputes involved and consultation with its legal counsel, recorded additional provisions in the amount of US$ 12.8 million relating to several other legal disputes and has also made deposits in the amount of US$ 6.2 million in escrow accounts.

(b)   COMMITMENTS

(i)   INDIAN COMMUNITIES - TERMS OF SETTLEMENT

      The Company has been involved in an administrative claim regarding the enlargement of Indian reservations in an area owned by the Company. In April 1998, the Indian communities signed two Terms of Settlement recognizing the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that restricted expansion of the reservation to 2,571 hectares of land belonging to the Company. Additionally, the Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 5.7 million at June 30, 2005), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

      If the Indian communities breach any of their obligations, Aracruz will be released from the obligations defined by the Terms of Settlement. Decrees approving the enlargement of the Indian reservations have extinguished the aforementioned administrative claim. As of June 30, 2005, the Company had donated to the Indian Associations approximately R$ 9.6 million - equivalent to US$ 4.3 million (R$ 8.8 million - equivalent to US$ 4.0 million up to December 31, 2004) under the Terms of Settlement.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

8     FISCAL INCENTIVES

      The Barra do Riacho operations are located within the geographic area of ADENE (Agency for the Development of the Northeast). Decree No. 4213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, thus entitling Aracruz to benefit from reductions in corporate income tax.

      On January 9, 2004, the Company was notified by ADENE of its decision to cancel the fiscal benefits to which the Company had been entitled. Subsequently, through Decree Number 065/04, of March 11, 2004 ADENE nullified this notification, agreeing with the arguments of the Company.

      During 2004, notifications with the objective of annulling the related tax benefits were issued by ADENE. The latest one that ratified the tax benefit cancellation was issued on December 29, 2004 - Decree no 149/05.

      Subsequently, on January 3, 2005, the Company appealed to the National Integration Ministry, Minister in charge for ADENE, complaining the tax benefit incentive maintenance and the repeal of ADENE's decision. Through notification no 150/05 of February 18, 2005, ADENE denied this latest legal recourse made by the Company's management.

      On February 28, 2005, in connection with the nulling acts issued by ADENE in 2004, the Company received tax authorities notification requiring Aracruz to present, within a period of 5 days, documents, accounting records and explanations for fiscal years 2002 to 2004 in respect to the tax benefit incentive calculated by the Company during the related period.

      In March 2005, Aracruz formally requested the cancellation of the tax inquiry of February 28, 2005 as well as a 60 day postponement of such tax inquiry requirements.

      Company's management, based on the advice of external legal counsel, believes that ADENE's decision does not invalidate the benefits recorded (R$ 142,858 on December 31, 2004, credited to "Capital reserve" account). Thus, no provisions for loss were booked for the amounts of the benefits recognized through those dates.

      Starting January 2005, the Company has not been recognizing this benefit in the calculation of income taxes payable, as it had previously done in prior years.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

9     SALES GEOGRAPHICAL INFORMATION

      The Company's exports from Brazil, classified by geographic destination, are as follows:

                                             THREE-MONTH PERIOD                               SIX-MONTH PERIOD
                                                  ENDED JUNE 30                                  ENDED JUNE 30
                               ---------------------------------    -------------------------------------------
                                                    (Unaudited)                                    (Unaudited)
                                         2005              2004                    2005                   2004
                               ---------------  ----------------    --------------------    -------------------

North America                         138,189           123,590                 263,341                185,611
Europe                                168,845           130,681                 312,937                259,448
Asia                                   45,758            49,604                  97,783                125,886
Other                                   5,122            10,757                  10,373                 13,872
                               ---------------  ----------------    --------------------    -------------------

Total                                 357,914           314,632                 684,434                584,817
                               ===============  ================    ====================    ===================

Sales to two unaffiliated customers represented 49% of net sales in 2005. One unaffiliated customers represented 30% 2004. No other individual customers represented more than 10% of net sales.

                                      * * *